EXHIBIT 99.1

October 26, 2011

Immediate Report

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

On October 26, 2011, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”)  was advised by its external attorney that a claim had been received which includes a motion to certify the claim as a class action. The claim was filed against the Company with the Regional Labor Court in Tel Aviv by a former employee of the Company.

The claim primarily involves a demand for reimbursement of wage differentials which, in the Plaintiff's opinion, derive from the non-inclusion of two wage increments which the Plaintiff alleges were to have been included in the hourly value for purposes of calculating hours of overtime and payment in lieu of vacation.

The Plaintiff seeks certification of the claim as a class action seeking an aggregate of NIS 150 million for certain  of the Company's employees and retired employees.

It is noted that a number of legal proceedings are pending against the Company (including "collective" proceedings) with respect to matters which are similar/identical to this claim (see Section 2.18.1 of the section containing a description of the Company's business affairs in the Company's 2010 periodic report).

The Company is studying the claim and is unable at the present, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.